SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Commission File Number 0-18760

Unilens Vision Inc.
(Translation of Registrant’s Name Into English)

1910-400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated March 1, 2006.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC.
(Registrant)

Date March 1, 2006	By	/s/ Alfred W. Vitale

	Name:	Alfred W. Vitale
	Title:	President

Unilens Vision Reports 41% Increase in Second Quarter Earnings

Sales Increased 38% and Royalty Income Rises 36% From Prior-Year Levels

          LARGO, Fla., March 1 /PRNewswire-FirstCall/ -- Unilens Vision Inc. (OTC Bulletin Board: UVICF) (TSX Venture Exchange: UVI), which develops, licenses, manufactures, distributes and markets specialty contact lenses, today reported significantly higher revenues and earnings for the second quarter and first half of FY2006.

          The Company reported a 41% increase in net income, which reached $297,399, or $0.07 per diluted share, in the quarter ended December 31, 2005, compared with net income of $210,153, or $0.05 per diluted share, in the quarter ended December 31, 2004.  The increase in earnings was primarily attributable to higher royalty income from Bausch & Lomb, derived from an exclusive worldwide license of one of the Company’s multifocal designs.

          Net sales, excluding royalty income, for the quarter ended December 31, 2005 increased 38% to $1,405,486, compared with $1,021,725 in the prior-year quarter.  The sales increase was primarily the result of continued growth in sales of the Company’s C-Vue multifocal and toric multifocal contact lenses to eye care professionals.  Sales associated with the SoftCon EW and Aquaflex brands that the Company acquired from CIBA Vision at the end of February 2005 accounted for approximately 11% of sales during the most recent quarter and 12% of sales in the first half of FY2006.

          Royalty income for the quarter ended December 31, 2005 increased 36% to $526,809, compared with $386,983 in the prior-year quarter.

          “This represented our 12th consecutive quarter of profitability, and based on currently available information, we anticipate a continuation of these revenue and profitability trends during the second half of Fiscal 2006,” stated A. W. Vitale, Chief Executive Officer of Unilens Vision Inc.  “One particular event that we look forward to is the upcoming launch by Bausch & Lomb of its soft lens multifocal using our technology in Japan, the world’s second-largest market for contact lenses. This should assure continued growth in royalty income for the foreseeable future.”

          For the six months ended December 31, 2005, net income increased 39% to $626,875, or $0.14 per diluted share, compared with net income of $450,463, or $0.10 per diluted share, in the first half of FY2005.

          Net sales, excluding royalty income, for the six months ended December 31, 2005 increased 40% to $2,974,600, versus $2,131,679 in the corresponding period of the previous fiscal year

          Royalty income for the six months ended December 31, 2005 increased 31% to $973,895, compared with $744,217 in the prior-year period.

          About Unilens Vision Inc. - “The Eye Care Professionals Specialty Contact Lens Company”

          Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets specialty contact lenses under the C- Vue, Unilens, Sof-Form, Aquaflex, SoftCon, Lombart, and LifeStyle brands. Additional information on the Company may be accessed on the Internet at http://www.unilens.com . The Company’s common stock is listed on the OTC Bulletin Board under the symbol “UVICF” as well as the Canadian TSX Venture Exchange under the symbol “UVI”.

          (Note: All financial information in this release is stated in U.S. Dollars.)

          The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements.  For a discussion of certain factors that could cause actual results to differ materially from those described in the forward- looking statements, please refer to the Company’s most recent filings with the SEC and the TSX Venture Exchange.  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Michael Pecora, CFO, Unilens Corp., USA at (727) 544-2531

UNILENS VISION INC.
SECOND QUARTER AND SIX MONTHS - FISCAL 2006
CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(All figures in U.S. Dollars)
RESULTS OF OPERATIONS

	Three Months Ended December 31, 2005	Three Months Ended December 31, 2004	Six Months Ended December 31, 2005	Six Months Ended December 31, 2004

Sales	$1,405,486	$1,021,725	$2,974,600	$2,131,679
Cost of sales	818,688	635,151	1,687,332	1,323,727
	586,798	386,574	1,287,268	807,952
Expenses	633,411	398,474	1,253,808	806,430
Income (loss) from operations	(46,613)	(11,900)	33,460	1,522
Other items:
Royalty income	526,809	386,983	973,895	744,217
Other income/(expenses)	5,500	(13,182)	6,549	(17,375)
	532,309	373,801	980,444	726,842
Income before tax	485,696	361,901	1,013,904	728,364
Income tax expense	(188,297)	(151,748)	(387,029)	(277,901)
Net income for the period	$297,399	$210,153	$626,875	$450,463
Net income per common share:
Basic	$0.07	$0.05	$0.15	$0.11
Diluted	$0.07	$0.05	$0.14	$0.10
CASH FLOWS
Provided (used) by:
Operating activities	$373,848	$463,444	$887,761	$599,156
Investing activities	(40,637)	(6,709)	(201,847)	(23,858)
Financing activities	0	(230,506)	10,125	(410,125)
Increase in cash	$333,211	$226,229	$696,039	$165,173

BALANCE SHEET

	June 30, 2005	December 31, 2005	December 31, 2004

Cash	$374,302	$1,065,028	$630,475
Total assets	7,316,946	7,712,291	6,011,261
Current liabilities	1,082,242	845,900	1,321,591
Total liabilities	1,082,242	845,900	1,557,102
Stockholders’ equity	$6,234,704	$6,866,391	$4,454,159

SOURCE  Unilens Vision Inc.
          -0-                                                            03/01/2006
          /CONTACT:  Michael Pecora, CFO, Unilens Corp., +1-727-544-2531/
          /Web site:  http://www.unilens.com /